UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MEREO BIOPHARMA GROUP PLC

(Name of Issuer)
Ordinary Shares, nominal value £0.003, per ordinary share

(Title of Class of Securities)
589492107**

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “MREO.” Each ADR represents 5 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Rock Springs Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,919,255 ordinary shares (represented by 7,983,851 ADRs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,919,255 ordinary shares (represented by 7,983,851 ADRs)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,919,255 ordinary shares (represented by 7,983,851 ADRs)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 589492107	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Rock Springs Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,375,000 ordinary shares (represented by 7,075,000 ADRs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,375,000 ordinary shares (represented by 7,075,000 ADRs)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,375,000 ordinary shares (represented by 7,075,000 ADRs)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 589492107	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Rock Springs Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,919,255 ordinary shares (represented by 7,983,851 ADRs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,919,255 ordinary shares (represented by 7,983,851 ADRs)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,919,255 ordinary shares (represented by 7,983,851 ADRs)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12		TYPE OF REPORTING PERSON OO; HC

CUSIP No. 589492107	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Mereo BioPharma Group Plc (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

Fourth Floor, One Cavendish Place

London W1G 0QF

United Kingdom

Item 2.	(a) Names of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i. Rock Springs Capital Management LP (“RSCM”);

ii. Rock Springs Capital Master Fund LP (“Master Fund”); and

iii. Rock Springs Capital LLC (“RSC”)

This Statement relates to Shares (as defined herein) held directly by the Rock Springs Capital Master Fund LP, which is a Cayman Island exempted limited partnership, and Four Pines Master Fund LP (“Four Pines”), which is a Cayman Islands exempted limited partnership, and indirectly held by RSCM, a Delaware limited partnership, and RSC, a Delaware limited liability company. RSCM serves as the investment manager to each of the Rock Springs Capital Master Fund LP (the “Master Fund”) and Four Pines. RSC is the general partner of RSCM.

(b) Address of Principal Business Office, or, if none, Residence

Rock Springs Capital Management LP and Rock Springs Capital LLC

650 South Exeter, Suite 1070

Baltimore, MD 21202

Rock Springs Capital Master Fund

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town, Grand Cayman, KY1-9008, Cayman Islands

(c) Citizenship

Rock Springs Capital Management LP - Delaware

Rock Springs Capital Master Fund LP - Cayman Islands

Rock Springs Capital LLC - Delaware

(d) Title of Class of Securities

Ordinary Shares, nominal value £0.003, per ordinary share (the “Shares”)

(e) CUSIP No.:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depository Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “MREO.” Each ADR represents 5 Ordinary Shares.

CUSIP No. 589492107	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 589492107	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 7,983,851 ADRs (translates to 39,919,255 shares), which amount includes 7,075,000 ADRs (translates to 35,375,000 shares) directly beneficially owned by the Master Fund, and 908,851 ADRs (translates to 4,544,255 shares) directly beneficially owned by Four Pines. The percent of class is determined by dividing the number of Shares beneficially owned by the Reporting Persons by 701,217,089, as reported on Exhibit 99.3 to the Issuer's 6-K filed on September 7, 2023.

(a) Amount beneficially owned:

Rock Springs Capital Management LP: 7,983,851 ADRs (translates to 39,919,255 shares)

Rock Springs Capital LLC: 7,983,851 ADRs (translates to 39,919,255 shares)

Rock Springs Capital Master Fund LP: 7,075,000 ADRs (translates to 35,375,000 shares)

(b) Percent of Class:

Rock Springs Capital Management LP: 5.69%

Rock Springs Capital LLC: 5.69%

Rock Springs Capital Master Fund LP: 5.04%

(c) Number of shares as the which the person has:

(i) Sole power to vote or to direct the vote:

Rock Springs Capital Management LP: 0

Rock Springs Capital LLC: 0

Rock Springs Capital Master Fund LP: 0

(ii) Shared power to vote or to direct the vote:

Rock Springs Capital Management LP: 7,983,851 ADRs (translates to 39,919,255 shares)

Rock Springs Capital LLC: 7,983,851 ADRs (translates to 39,919,255 shares)

Rock Springs Capital Master Fund LP: 7,075,000 ADRs (translates to 35,375,000 shares)

(iii) Sole power to dispose or to direct the disposition of:

Rock Springs Capital Management LP: 0

Rock Springs Capital LLC: 0

Rock Springs Capital Master Fund LP: 0

(iv) Shared power to dispose or to direct the disposition of:

Rock Springs Capital Management LP: 7,983,851 ADRs (translates to 39,919,255 shares)

Rock Springs Capital LLC: 7,983,851 ADRs (translates to 39,919,255 shares)

Rock Springs Capital Master Fund LP: 7,075,000 ADRs (translates to 35,375,000 shares)

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Please see response to Item 2.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 589492107	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Rock Springs Capital Management LP By: Rock Springs Capital LLC, General Partner

By:	Graham McPhail
Name: Graham McPhail Title: Member

Rock Springs Capital LLC

By:	Graham McPhail
Name: Graham McPhail Title: Member

CUSIP No. 589492107	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2024

Rock Springs Capital Management LP By: Rock Springs Capital LLC, General Partner

By:	Graham McPhail
Name: Graham McPhail Title: Member

Rock Springs Capital LLC

By:	Graham McPhail
Name: Graham McPhail Title: Member